(A development stage company)

THIRD QUARTER REPORT

FOR THE NINE MONTHS ENDED MAY 31, 2010

Unaudited (prepared by management)

Stated in Canadian dollars

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED MAY 31, 2010

The following discussion is management’s assessment and analysis (“MD&A”) of the results of operations and financial conditions of Miranda Gold Corp. (the “Company” or “Miranda”) and should be read in conjunction with the accompanying unaudited interim financial statements and related notes thereto for the nine months ended May 31, 2010 and with the audited financial statements for the years ended August 31, 2009 and 2008 all of which are available at the SEDAR website at www.sedar.com.

The financial information in this MD&A is derived from the Company’s financial statements prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Containing information as of July 27, 2010 except as indicated.

Forward Looking Statements

This MD&A contains certain forward-looking statements related to, among other things, expected future events, future spending levels and the future financial and operating results of the Company.  Forward-looking statements are encouraged to enhance communication but are subject to inherent risks and uncertainties including but not limited to, market and general economic conditions, changes arising as drilling results are received, changes in regulatory environments affecting the Company and the availability and terms of subsequent financings.  Other risks and uncertainties are detailed below.  Consequently, actual results and events may differ materially from those included in, contemplated or implied by such forward looking statements for a wide variety of reasons.

Overall Performance

Description of Business and Overview of Projects

Miranda Gold Corp. is an exploration company active in Nevada, Alaska and Colombia with an emphasis on generating gold exploration projects with world-class discovery potential. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.

The highlights of the Company’s activities in the three months ended May 31, 2010 and up to July 27, 2010 are as follows:

•

the Company finalized an option agreement with ExpoGold to acquire the Pavo Real mining interest in Colombia and concurrently entered into an agreement with Red Eagle to fund exploration programs at Pavo Real;

•

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

•

the Company closed a private placement raising gross proceeds of $3,696,220 from the sale of 5,686,492 units at a price of $0.65 per unit;

•

Queensgate commenced drilling on the Coal Canyon project in late May 2010;

•

NuLegacy had a geophysical crew collecting data along eight CSAMT lines and one IP line at the Red Hill project;

•

the option agreements with White Bear on the Iron Point and Angel Wings projects were terminated;

•

the Company signed an exploration and option to enter into a joint venture agreement with Ramelius on the Big Blue project;

•

the Company signed an exploration and option to form a joint venture agreement with SIN on the Redlich project; and

•

Montezuma commenced phase 1 of the 2010 drilling on the Red Canyon project.

Pavo Real project, Colombia

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company, and the Company’s newly organized subsidiary Miranda Gold Colombia III Ltd. (“MAD III”); and the Colombian branch of MAD III to acquire the Pavo Real mining concession.

On June 25, 2010 the Company entered into a share purchase agreement (“SPA”) and shareholder agreement (“SA”) with Red Eagle Mining Corporation (“Red Eagle”). The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle. The activities of MAD III will be governed by the SA.  To maintain its 70% shareholding in MAD III, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within the next four years.  These funds will be used to fund exploration work at the Pavo Real project. Red Eagle must then further fund MAD III at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Pavo Real project within eight years or contribute a minimum of US$10,000,000 within 10 years.  If at that time the board of directors of MAD III approves a feasibility study and a mine construction program on the Pavo Real project, then Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in MAD III by committing to solely fund all costs associated with putting the property into production.  If Red Eagle fails to make any of the capital contributions within the stated time periods, including reimbursement to Miranda for costs related to the Pavo Option and Pavo concession prior to the effective date of the SPA, Red Eagle will forfeit its shares of MAD III to Miranda.

The following cash payments due by MAD III to ExpoGold pursuant to the Pavo Option will be funded by Red Eagle pursuant to the SA:

i.    On signing the Pavo Option, MAD III paid ExpoGold US$20,000 and on June 30, 2010 upon receipt of TSX Venture Exchange approval the Company issued 100,000 common shares of the Company to ExpoGold.  To maintain the Pavo Option, over the next five year anniversary dates, a total of US$380,000 additional cash payments and a further 600,000 common shares of the Company will be issued.  Annual payments of US$100,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.  While Red Eagle is a shareholder of MAD III, Red Eagle will issue Miranda one common share of Red Eagle for each common share of Miranda that Miranda has issued to ExpoGold on behalf of MAD III; and

ii.   The first milestone is the definition of a NI 43-101 resource greater than or equal to 250,000 ounces of gold equivalent.  MAD III will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more.   Additional payments will be owed by MAD III at various milestones as the steps to production progress.

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

Coal Canyon project

The Coal Canyon project is a sediment-hosted gold project located in Eureka County, Nevada.  The project consists of unpatented lode claims ten miles (16 km) south of Barrick's +12 million ounce Cortez Hills gold deposit.  The project covers a large percentage of the Windmill window, a geologic feature exposing favorable lower-plate carbonate rocks.  Rocks exposed in the Windmill window are analogous to carbonate rocks that host the Cortez Hills and Pipeline gold deposits.

In late May 2010, the Company’s exploration funding partner Queensgate Resources Corporation ("Queensgate") commenced a two-phase drill program of approximately 10,500 ft (3,200 m) in up to seven reverse-circulation drill holes.

Queensgate’s drilling will attempt to expand upon results in MCC-4, a 2008 drill hole on the southern limits of a structural corridor that intersected 230 ft of 0.004 oz Au/t from 970 to 1,200 ft (70.1 m of 0.140 g Au/t from 295.7 to 365.8 m), including 10 ft of 0.011 oz Au/t gold from 980 to 990 ft (3.0 m of 0.392 g Au/t from 298.8 to 301.8 m) within a sooty pyrite / silica-cemented breccia zone.  The 2010 drill program will test lower-plate carbonate rocks within a northwest-striking, fold / fault corridor that contains hydrothermal alteration, Carlin-style geochemistry and lamprophyre dikes.

Red Hill project

Red Hill is a sediment-hosted gold project located 15 miles (24 km) southeast of the 12 million- ounce Cortez Hills gold deposit within the Cortez Trend.  The project covers an extensive area of hydrothermally-altered lower plate carbonate rocks.  In 2006 drill hole BRH-013 intersected 80 ft of 0.146 oz Au/t (24.4m of 4.987g Au/t) from 1,920 to 2,000 ft (585.4 to 609.8m), including 45 ft of 0.237 oz Au/t (913.7m of 8.105g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1m).  Gold mineralization is hosted in silty carbonate rocks of the Denay Formation associated with altered lamprophyre dikes; and high levels of arsenic, antimony, mercury and thallium.  These features indicate the presence of a Carlin-style gold system.

Miranda geologists believe high-quality drill targets exist at Red Hill. Three of those targets are described below:

•

A 2,300 ft by 4,600 ft (700 m by 1,400 m) area that shows hydrothermally altered bedrock, a gold/mercury soil anomaly, a gravity low, and a mapped syncline.  Deep mineralization in BRH-013 is inferred to project into this anomaly with bedrock exposures indicating a shallower target zone.  No drilling has tested this target.

•

Gold mineralization in BRH-013 indicates the presence of a Carlin-style gold system.  Widely-spaced drill holes have not adequately tested this area.

•

Three historic drill holes in an area of antimony prospects and altered dikes on the east side of the project end in 35 to 150 ppb gold above the Denay Formation, the host for gold in BRH-013.  The Denay below these shallower anomalous intercepts should be tested with deeper drilling.

In March 2010, the Company’s funding partner, NuLegacy Gold Corporation (“NuLegacy”) had a geophysical crew collecting data along eight CSAMT lines and one IP line.  The CSAMT lines are located north and south of BRH-013, a drill hole that intersected 45 ft of 0.237 oz Au/t (13.7 m of 8.105 g Au/t) from 1,920 to 1,965 ft (585.4 to 599.1 m).  BRH-013 was a blind discovery based on a CSAMT anomaly identified by Barrick, a previous exploration funding partner.  Following interpretation of the geophysical results and geologic cross sections, a 5-hole, 5,000 ft (1,525 m) RC drill program is anticipated.

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

Angel Wings and Iron Point projects

The option agreements with White Bear Resources Inc. on the Angel Wings and Iron Point projects have been terminated.

The Company will maintain the underlying Angel Wings mining lease and will seek a new funding partner for this project.

The Company terminated the Iron Point underlying June 3, 2005 (as amended) 20-year mining lease, but the Company will maintain the Iron Point claims that it holds directly and will seek a new funding partner.

Big Blue project

The Big Blue project covers 7 sq mi (18 sq km) and is located approximately 13 mi (21 km) north of Austin, Nevada. The project is on the south margin of the Callaghan Window, a large area exposing Cambrian- through Silurian-age lower-plate carbonate rocks in the foot-wall of the Roberts Mountains Thrust.  The lower-plate sequence includes the Roberts Mountains, Hanson Creek and Pogonip Formations, of which all are known to be favorable hosts for large, sediment-hosted gold systems in Nevada.  A west-northwest structural corridor that extends through the central part of the project cuts upper- and lower-plate rocks.  Hydrothermal alteration, elevated Au-As-Hg-Sb values, and altered and gold-bearing dikes are located within the corridor. These geologic patterns are similar to those documented in the major sediment-hosted gold districts of northern Nevada.

Over 150 historic rock samples on the project define the Ox Corral Creek target, an anomalous area approximately 8000 ft (2440 m) long by 1200 ft (370 m) wide with values ranging from non-detectable to a high of 0.017 oz Au/t (0.590 g Au/t). A second anomaly extends over 2000 ft (610 m) by 1000 ft (300 m) and returns surface values ranging from non-detectable to a high of 1.65 oz Au/t (56.6 g Au/t).  This highest value is from a 3 ft (0.91 m) chip sample within fractured upper-plate argillite.

On May 6, 2010, the Company signed an exploration with option to joint venture agreement with Ramelius Nevada LLC (“Ramelius”) whereby Ramelius can earn a 70% interest in Big Blue by funding US$4,000,000 in qualifying expenditures over a five year period, followed by either completing a bankable feasibility study within the following four years or by annually funding $1,000,000 in exploration and development during the next 10 years. The first year's commitment of $250,000 is an obligation.

Ramelius has commenced a mapping and grid-soil-sampling program with the goal of drilling up to 3 holes later in 2010.  They have also expanded the property by staking additional claims.

Redlich project

The Redlich project is located within the Walker Lane structural corridor, 55 miles (88 km) west of Tonopah, in Esmeralda County, Nevada. The project consists of unpatented lode claims and covers 3.7 square miles (9.5 sq. km.).  Previous drilling focused on a northwest-trending fault corridor hosting high-grade gold in low-sulfidation quartz veins and thick, continuous zones of disseminated / quartz stockwork-hosted gold surrounding the high-grade veins. Multiple drill intercepts of finely-banded quartz veins contained gold grades exceeding 0.250 oz Au/t over 2 to 15 ft (8.6 g Au/t over 0.6 to 4.6 m).

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

In 2008, Mine Development Associates of Reno completed an analysis of drill and assay data on the project, including an examination in three-dimensional views. This review showed that a majority of higher grade intercepts on the project aligned along a best-fit plane trending east-west and dipping south. Higher-grade gold values were also shown to occur preferentially within a discrete vertical interval along the plane. This predictability of higher grade gold in horizontal and vertical dimensions will guide the design of the next core drilling program on the project.

On June 4, 2010 the Company signed an exploration an option to enter joint venture agreement with SIN Holdings Inc. (“SIN”) whereby SIN can earn a 75% interest in Redlich by funding US$3,000,000 in qualifying expenditures over a four year period, followed by either completing a bankable feasibility study within the following four years or by annually funding $1,000,000 in exploration and development during the next 10 years. An optional 10% interest, for a total of 85%, can then be earned if SIN elects to fund all costs associated with placing the project into production. The first year's commitment of $500,000 is an obligation. SIN will issue Miranda 200,000 common shares in the capital of SIN in the next quarter.

SIN is traded on the over the counter bulletin board in the USA and is managed by a group of financiers and geologists and whose focus is on advanced stage exploration in the Americas.

Qualified Person

The data disclosed in this MD&A have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Results of Operations for the nine months ended May 31, 2010 and 2009

The Company incurred a net loss of $2,100,697 in the nine months ended May 31, 2010 (2009 - $1,425,651).  Cash expenditures in the current period totaled $2,063,074 compared to $1,238,267 in the comparative period.

Significant expenditure differences between the periods include:

•

Foreign exchange loss totaled $25,898 for the nine months ended May 31, 2010 (2009 gain of $22,232).  During the nine months ended May 31, 2010, the value of the Canadian dollar rose against the US dollar by nearly 5% giving rise to the modest loss for the 2010 period.  For the 2009 comparative period, the Canadian dollar fell by approximately 19% giving rise to the foreign exchange gain for the comparative period;

•

Office rent, telephone, secretarial, and sundry costs were $152,632 for the nine months ended May 31, 2010 (2009: $116,354) with field office staff incurring significant expenditures on the Alaska and Colombian properties in the current fiscal year, computer software upgrades, recording media, computer consumables, and other items related to these new properties;

•

Professional fees were $206,120 for the nine months ended May 31, 2010 (2009: $35,384) with the increase primarily legal fees associated with the establishment of several subsidiaries and branch offices in preparation for project work in Colombia and the negotiation of the related agreements;

•

Property exploration costs in Nevada, Alaska and Colombia are detailed in Schedule 1 to the consolidated interim financial statements for the nine months ended May 31, 2010.  Costs in the current period were $611,453 net of recoveries from funding partners of $142,466 (2009 - $265,185 net of $194,755 recovered).  The Company conducted an aggressive generative program in Nevada and Colombia in the current period;

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

•

The Company acts as a service contractor to some of the Company’s funding partners on certain properties for which it was paid a management fee of $8,487 in the nine months ended May 31, 2010 (2009 - $13,482);

•

Investor relations, travel and business promotion totaled $323,636 (2009 - $291,710).  The investor relations programs in fiscal 2010 include attendance at conferences, in-house bi-monthly newsletters, news releases, interviews (TV and radio), presentations and one-on-one meetings with brokers and analysts, media relations, corporate relations and web site maintenance and responses to inquiries; and

•

Transfer agent, filing and regulatory fees of $54,717 for the nine months ended May 31, 2010 (2009: $41,560) include costs for three email campaigns ($3,800) one of which included Germany; and several news release translations of ($8,500).

In the nine months ended May 31, 2010 the Company sold its remaining 100,000 common shares of Romarco Minerals Inc. for a gain of $94,844.

The Company’s projects are at the exploration stage and have not yet generated any revenue from production.

Readers should refer to the notes to the annual consolidated financial statements as at August 31, 2009 for details regarding all the mineral leases and joint-venture agreements for each of the Company’s properties.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	May 31 2010 $	Feb 28 2010 $	Nov 30 2009 $	August 31 2009 $	May 31 2009 $	Feb 29 2009 $	Nov 30 2008 $	August 31 2008 $
Revenue	nil	nil	nil	nil	nil	nil	nil	nil
Loss for the period	(759,806)	(650,518)	(690,373)	(911,310)	(526,451)	(363,293)	(535,907)	(694,970)
Basic and diluted loss per share	(0.02)	(0.01)	(0.02)	(0.02)	(0.01)	(0.01)	(0.01)	(0.01)

The Company is a mineral exploration company. At this time any issues of seasonality or market fluctuations have no impact.  The Company currently defers its mineral property costs.  The Company expenses its exploration and project investigation and general and administration costs and these amounts are included in the net loss for each quarter. The Company’s treasury, in part, determines the levels of exploration.

Liquidity and Capital Resources

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants.

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

On March 18, 2010 the Company closed a non-brokered private placement with aggregate gross proceeds of $3,696,220 from the sale of 5,686,492 units (“Units”) at a price of $0.65 per Unit.

Each Unit is comprised of one common share and one common share purchase warrant (a “Warrant”).  Each Warrant entitles the holder thereof to purchase one additional common share for a price of $1.00 until March 18, 2012.  The Company paid finder’s fees $13,091 and issued 180,950 common shares valued at $117,618.

The Company applies the joint venture business model to its operations.  Through generative exploration it stakes claims on mineral properties, or acquires the property by way of an option to lease agreement and then seeks a joint-venture partner to fund the exploration of the project to earn an interest.  In some agreements the Company receives common stock and/or cash option payments as a portion of the joint-venture partner’s cost to earn an interest.

The Company records management fees earned for acting as a service contractor to certain exploration funding partners as an offset to expenses.  Mineral property option proceeds from properties where all acquisition costs have been recovered further reduce expenses.  The Company does not anticipate mining revenues from the sale of mineral production in the foreseeable future.  The operations of the Company consist of the exploration and evaluation of mining properties and as such the Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.  The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means.

The Company began the 2010 fiscal year with cash and cash equivalents of $9,687,616.   In the nine months ended May 31, 2010 the Company expended $1,826,752 on operating activities; expended $140,618 on investing activities; and received net $3,641,411 on financing activities to end on May 31, 2010 with $11,361,657 in cash and cash equivalents.  The cash equivalent component is $10,883,000 and is invested in redeemable on-demand investment certificates guaranteed by their respective issuers.

At July 26, 2010 (TSX-V close $0.48) the Company had 4,297,000 stock options outstanding of which 1,637,750 are exercisable and “in the money”. There are 5,786,492 “out of the money” share purchase warrants outstanding.  Additional cash would be raised as stock option and share purchase warrant holders choose to exercise these instruments.

The Company has sufficient cash to meet its obligations as they come due beyond the next twelve months.

Transactions with Related Parties

The Company incurred charges with directors and officers of the Company and companies with common directors and officers as follows:

	Nine months ended May 31, 2010	Nine months ended May 31, 2009
Golden Oak Corporate Services Ltd. – a company owned by Doris Meyer, Chief Financial Officer

Consulting fees – bookkeeping, accounting, financial, and corporate compliance reporting services.

Out-of-pocket reimbursement for Miranda’s share of office supplies and expenses, telephone, filing fees, postage and courier.

	$ 72,450 $ 6,166	$ 72,450 $ 5,239

A director and officer of the Company holds a 10% interest in the BPV, CONO, Coal Canyon and Red Hill properties. Ian Slater, a director common to both the Company and Red Eagle abstained from voting at both companies board of directors meetings that approved the SPA and SA for the Pavo property as described above.

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

At May 31, 2010 an amount of $26,926 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (2009 - $13,417). These amounts were settled in the ordinary course of business shortly after the period end.

These transactions are in the normal course of business and are measured at the exchange amount being the amount of consideration established and agreed to by the related parties.  All contracts may be terminated on 90 days notice by either party.

Adoption of new accounting standards

a)

Goodwill and intangible assets

The CICA issued a new accounting standard, Section 3064 “Goodwill and Intangible Assets” which will replace the existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company’s interim and annual financial statements commencing September 1, 2009. The adoption of this standard did not have a material impact on the Company’s financial statements.

Future accounting standards

b)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.

c)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 will be applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010 and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2010.

d)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management.

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

Due to the size of the Company, the convergence to IFRS is being led by the Company’s Chief Financial Officer, a Certified General Accountant, who along with other members of the finance group will design and execute the conversion project and will report to the Audit Committee on the progress accomplished.

Item 1 - Accounting policies, including choices among policies permitted under IFRS, and implementation decisions such as whether certain changes will be applied on a retrospective or a prospective basis

The significant differences identified to date between Canadian GAAP and IFRS that affect the Company and the impacts on the Company’s financial statements has been completed on a high-level basis and is discussed below.

The Company must investigate accounting and reporting for foreign exchange treatment under IFRS to determine if there is a difference between Canadian GAAP and IFRS.

The Company will next complete an assessment of the IFRS estimates of the quantified effects of the anticipated changes to the Company’s IFRS opening balance sheet, if any, and identify business processes and resources that may require modification as a result of these changes.

Property, Plant and Equipment (“PP&E”)

Canadian GAAP does not permit the revaluation of PP&E.  Historical cost is used.  IFRS permits the revaluation of PP&E but does not require it.  Depreciation is calculated by individual asset for IFRS and this is the method currently used by the Company.

With respect to the Company’s accounting of PP&E there is no difference between Canadian GAAP and IFRS.

Mineral interests

Canadian GAAP requires acquisition costs to be capitalized and allows exploration costs to be expensed as incurred or capitalized.  IFRS allows the same treatment as Canada however the exploration costs must be classified as either tangible or intangible assets, according to their nature.

The Company’s policy is to capitalize acquisition costs and to expense exploration costs.

With respect to the Company’s accounting of mineral properties, there is no difference between Canadian GAAP and IFRS.

Stock based compensation

Canadian GAAP allows graded or straight-line recognition of the fair value of stock option grants as the options vest.  IFRS requires that graded vesting be used with each installment accounted for as a separate arrangement.  Under IFRS, forfeitures that occur during the vesting period adjust the stock-based compensation whereas under Canadian GAAP forfeitures are recorded as they occur.

The Company’s stock option grants have had vesting terms and, while the Company has followed graded vesting, it has not calculated fair values at each vesting tranche separately, therefore, there will be a difference between Canadian GAAP and IFRS.

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

Item 2 - Information technology and data systems

The accounting processes of the Company are relatively simple and no major challenges are expected at this point to operate the accounting system under IFRS.

The Company generated its accounting under Canadian GAAP in 2010, and it has tentatively determined that there are no significant difference for the accounting under IFRS and the comparative financial statements under Canadian GAAP.

Item 3 - Internal control over financial reporting

Since the Company is on Tier 2 of the TSX Venture Exchange management does not make representations relating to the establishment and maintenance of disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109.

Management is responsible for ensuring that processes are in place to provide them with sufficient knowledge to support their certification of the financial statements and MD&A, more specifically assessing that the filings are exempt from misrepresentations and are presenting fairly the results of the Company.  Management will ensure that once the convergence is completed it will be in a position to continue to certify the Company’s filings.

The audit committee of the Company reviews the financial reporting and control matters and recommends approval of the annual financial statements and MD&A to the board of directors who are then responsible for approving the filings.

Item 4 - Disclosure controls and procedures, including investor relations and external communications plans

The Company will update its disclosure controls and procedures to ensure they are appropriate for reporting under IFRS.  At this time no changes have been discovered as being necessary.

The Company will continue to maintain a set of disclosure controls and procedures designed to ensure that information required to be disclosed in filings made pursuant to National Instrument 52-109 is recorded, processed, summarized and reported in the manner specified by the relevant securities laws applicable to the Company.

Item 5 - Financial reporting expertise, including training requirements

The Chief Financial Officer and the Controller of the Company have participated in ongoing training sessions provided by external advisors.  The Controller attended a two day workshop sponsored by a major accounting firm that compared Canadian GAAP to IFRS for a mineral exploration company.  Training and research are ongoing and the development of standards issued by the International Accounting Standards Boards are monitored and evaluated for any impact on the Company.

Item 6 - Business activities, such as foreign currency and hedging activities, as well as matters that may be influenced by GAAP measures such as debt covenants, capital requirements and compensation arrangements

The Company does not expect the convergence to IFRS will have a significant impact on its risk management or other business activities.

Currently there are no matters that would be influenced by GAAP measures, such as debt covenants, capital requirements and compensation arrangements that would be impacted by the convergence to IFRS.

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, advances receivable and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

The financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash and cash equivalents with high quality financial institutions, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes that credit risk associated with cash is remote.

In conducting business, the principal risks and uncertainties faced by the Company centre on exploration and development, resource and commodity prices and market sentiment.

The prices of resource and commodity markets fluctuate significantly and are affected by many factors outside of the Company’s control. The relative prices of metals and minerals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and resource exploration companies. The Company relies on equity financing for its working capital requirements and to fund its exploration programs. There is no assurance that such financing will be available to the Company, or that it will be available on acceptable terms.

Risks

Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge, and careful evaluation fail to overcome.  Exploration activities seldom result in the discovery of a commercially viable mineral resource.  Exploration activities are also expensive. The Company will therefore require additional financing to carry on its business and such financing may not be available when it is needed.

Additional Disclosure for Venture Issuers without Significant Revenue

The components of property exploration costs are described in Schedule 1 to the interim consolidated financial statements for the nine months ended May 31, 2010.

Outstanding Share Data as at July 27, 2010

Authorized: an unlimited number of common shares without par value:

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Stock Options
Balance – May 31, 2010	51,179,452	5,786,492	4,297,000
Shares issued – pursuant to mineral property interest agreement	100,000	-	-

Balance – July 27, 2010	51,279,452	5,786,492	4,297,000

Other Information

Additional information relating to the Company is available for viewing on SEDAR at www.sedar.com and at the Company’s web site www.mirandagold.com.

Miranda Gold Corp.

Management Discussion and Analysis

For the nine months ended May 31, 2010

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

May 31, 2010

(Unaudited)

Notice to Reader

These interim consolidated financial statements of Miranda Gold Corp. have been prepared by management and approved by the Audit Committee of the Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related interim Management Discussion and Analysis.

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM BALANCE SHEETS

(Stated in Canadian Dollars)

	May 31	August 31
	2010	2009
	(unaudited)	(audited)

ASSETS

Current
Cash and cash equivalents	$ 11,361,657	$ 9,687,616
Amounts receivable	48,836	150,718
Marketable securities (Note 4)	65,914	141,425
Advances and prepaid expenses	98,606	71,398
	11,575,013	10,051,157

Equipment (Note 5)	154,240	127,025
Mineral interests (Note 6)	575,590	188,872
	$ 12,304,843	$ 10,367,054

LIABILITIES AND SHAREHOLDERS' EQUITY

Current
Accounts payable and accrued liabilities	$ 196,393	$ 93,058

Shareholders' equity

Share capital	25,797,871	22,718,993
Contributed surplus	6,354,429	5,064,856
Warrants	809,028	1,168,817
Accumulated other comprehensive income	25,914	99,425
Deficit	(20,878,792)	(18,778,095)
	12,108,450	10,273,996
	$ 12,304,843	$ 10,367,054
Nature of Operations (Note 1)
Subsequent Events (Notes 6 and 10)

Approved on behalf of the Board of Directors:

“Kenneth Cunningham”	“G. Ross McDonald”
Director	Director

See notes to the consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Expenses
Amortization	$ 14,547	$ 2,242	$ 34,255	$ 34,229
Consulting	41,274	49,236	106,461	122,917
Directors fees	6,068	10,907	18,729	21,606
Foreign exchange	15,276	28,886	25,898	(22,232)
Insurance	9,815	9,008	29,316	27,700
Investor relations	40,108	31,094	169,928	160,029
Management fees earned	(2,334)	(2,005)	(8,487)	(13,482)
Mineral property income	(36,097)	-	(36,097)	(238,837)
Office rent, telephone, secretarial, sundry	45,331	38,692	152,632	116,354
Professional fees	64,811	17,223	206,120	35,384
Property exploration costs (Schedule 1)	261,072	117,762	611,453	265,185
Stock based compensation	44,067	-	133,638	352,289
Travel and business promotion	51,990	25,503	153,708	131,681
Transfer agent, filing and regulatory fees	9,495	13,332	54,717	41,560
Wages and benefits	204,445	207,321	578,696	590,402
	769,868	549,201	2,230,967	1,624,785
Loss before the following	(769,868)	(549,201)	(2,230,967)	(1,624,785)
Interest earned	14,502	41,305	39,866	160,911
Write-off of mineral interests	-	(39,569)	-	(96,626)
Loss on disposal of equipment	(4,440)	-	(4,440)	-
Unrealized gain on cash and cash equivalents	-	3,859	-	106,884
Gain on sale of marketable securities	-	17,155	94,844	27,965
Net loss for the period	(759,806)	(526,451)	(2,100,697)	(1,425,651)
Unrealized (loss) gain on marketable securities	(6,977)	48,659	9,489	50,577
Comprehensive loss for the period	$ (766,783)	$ (477,792)	$ (2,091,208)	$ (1,375,074)
Basic and diluted loss per share	$ (0.02)	$ (0.01)	$ (0.04)	$ (0.03)
Weighted average number of shares outstanding	50,031,474	44,892,010	46,742,013	44,892,010

See notes to the consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars)

	Three Months Ended May 31		Nine Months Ended May 31
	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided from (used for):

Operating activities
Net loss for period	$ (759,806)	$ (526,451)	$ (2,100,697)	$ (1,425,651)
Amortization	14,547	2,242	34,255	34,229
Write-off of mineral interests	-	39,569	-	96,626
Stock based compensation	44,067	-	133,638	352,289
Unrealized gain on cash and cash equivalents	-	3,859	-	106,884
Loss on disposal of equipment	4,440	-	4,440	-
Gain on sale of marketable securities	-	(17,155)	(94,844)	(27,965)
	(696,752)	(497,936)	(2,023,208)	(863,588)
Change in non-cash working capital items:
Amounts receivable	(14,530)	15,584	120,329	143,685
Advances and prepaid expenses	(43,803)	12,511	(27,208)	28,187
Accounts payable and accrued liabilities	96,014	22,803	103,335	(85,084)
	(659,071)	(447,038)	(1,826,752)	(776,800)

Investing activities
Proceeds from sale of marketable securities	-	28,155	116,844	60,965
Mineral interest option recoveries	16,380	-	28,099	-
Mineral interest acquisitions	(150,602)	(30,328)	(219,651)	(30,328)
Equipment purchases	(48,856)	-	(65,910)	(37,265)
	(183,078)	(2,173)	(140,618)	(6,628)

Financing activities
Shares issued	3,696,220	-	3,723,720	-
Share subscriptions	(3,340,670)	-	-	-
Share issue costs	(82,309)	-	(82,309)	-
	273,241	-	3,641,411	-

Unrealized gain on cash and cash equivalents	-	(3,859)	-	(106,884)

Increase (decrease) in cash and cash equivalents	(568,908)	(453,070)	1,674,041	(890,312)

Cash and cash equivalents, beginning of period	11,930,565	10,835,223	9,687,616	11,272,465

Cash and cash equivalents, end of period	$ 11,361,657	$ 10,382,153	$ 11,361,657	$ 10,382,153

Cash and cash equivalents is comprised of:
Cash	$ 478,657	$ 298,454	$ 478,657	$ 298,454
Short-term deposits	10,883,000	10,083,699	10,883,000	10,083,699
	$ 11,361,657	$ 10,382,153	$ 11,361,657	$ 10,382,153

Supplementary disclosure with respect to non-cash financing and investing:

Non-cash investing and financing activities:
Fair value of warrants issued for mineral interests	$ -	$ -	$ 27,113	$ -
Fair value of shares issued for mineral interests	-	-	206,500	-
Fair value of shares issued for finder's fees	117,618	-	117,618	-
Fair value of shares received for mineral interests	-	-	20,000	-
Fair value of options exercised	-	-	8,576	-
Fair value of warrants exercised	-	-	4,306	-
Mineral interest option recoveries in amounts receivable	18,447	-	18,447	-

See notes to the consolidated interim financial statements

MIRANDA GOLD CORP.

CONSOLIDATED INTERIM STATEMENTS OF SHAREHOLDERS’ EQUITY

(Stated in Canadian Dollars)

	Number of Shares	Share Capital	Contributed Surplus	Warrants	Accumulated Other Comprehensive Income	Deficit	Total Shareholders' Equity
Balance, August 31, 2009	44,892,010	$ 22,718,993	$ 5,064,856	$ 1,168,817	$ 99,425	$ (18,778,095)	$ 10,273,996

Expiration of warrants	-	-	1,164,511	(1,164,511)	-	-	-
Share issues:
Private placement	5,686,492	2,914,305	-	781,915	-	-	3,696,220
Finders' fee	180,950	117,618	-	-	-	-	117,618
Share issue costs	-	(199,927)	-	-			(199,927)
Exercise of warrants	15,000	12,556	-	(4,306)	-	-	8,250
Exercise of stock options	55,000	27,826	(8,576)	-	-	-	19,250
Fair value of share purchase warrants issued pursuant to a mineral property agreement	-	-	-	27,113	-	-	27,113
Fair value of shares issued pursuant to a mineral interest agreement	350,000	206,500	-	-	-	-	206,500
Stock based compensation	-	-	133,638	-	-	-	133,638
Increase in unrealized holding gains on marketable securities	-	-	-	-	9,489	-	9,489
Realized gain on marketable securities	-	-	-	-	(83,000)	-	(83,000)
Net loss for the period	-	-	-	-	-	(2,100,697)	(2,100,697)

Balance, May 31, 2010	51,179,452	$ 25,797,871	$ 6,354,429	$ 809,028	$ 25,914	$ (20,878,792)	$ 12,108,450

See notes to the consolidated interim financial statements

MIRANDA GOLD CORP.

SCHEDULE 1

PROPERTY EXPLORATION COSTS

(Stated in Canadian Dollars)

	Nine month period ending May 31, 2010
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 35,688	$ (35,688)	$ -
Big Blue	67,129	(1,236)	65,893
BPV	801	(801)	-
Coal Canyon	18,339	(18,339)	-
CONO	807	(807)	-
FUSE	-	-	-
General exploration	222,038	-	222,038
HOG	3,569	-	3,569
Iron Point	57,553	(47,923)	9,630
Neon	(13,416)	-	(13,416)
Red Canyon	18,490	(18,490)	-
Red Hill	2,421	(2,421)	-
Redlich	-	-	-
TAZ	28,735	-	28,735
	442,154	(125,705)	316,449

Alaska:
Ester Dome	57,663	-	57,663

Colombia:
Property investigation costs	254,102	(16,761)	237,341

Property exploration costs	$ 753,919	$ (142,466)	$ 611,453

	Nine month period ending May 31, 2009
	Exploration Expenditures	Recoveries from funding partners	Net Exploration Expenditures
Nevada:
Angel Wings	$ 55,646	$ (55,646)	$ -
Coal Canyon	92,866	(92,866)	-
FUSE	128	-	128
General exploration	114,933	-	114,933
Horse Mountain	3,148	-	3,148
Iron Point	5,487	(5,487)	-
PPM	-	-	-
Red Canyon	40,756	(40,756)	-
Red Hill	3,203	-	3,203
Redlich	23,128	-	23,128
	339,295	(194,755)	144,540

Mexico:
Property investigation costs	120,645	-	120,645

Property exploration costs	$ 459,940	$ (194,755)	$ 265,185

See notes to the consolidated interim financial statements

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

1.

NATURE OF OPERATIONS

Miranda Gold Corp. (the “Company”) is incorporated in British Columbia, Canada, and is in the business of acquiring and exploring mineral interests in the western United States and Colombia, and has not yet determined whether its mineral interests contain ore reserves that are economically recoverable. The recoverability of the amounts spent for mineral interests is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral interests, and upon future profitable production or proceeds from the disposition of the interests. The Company will periodically have to raise additional funds to continue operations and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. To date the Company has not earned significant revenues and is considered a company in the exploration stage.

These financial statements have been prepared in accordance with accounting principles applicable to a going concern, which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  As at May 31, 2010, the Company had an accumulated deficit of $20,878,792 and working capital of $11,378,620.

2.

SIGNIFICANT ACCOUNTING POLICIES

These consolidated interim financial statements for the Company have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  They do not include all of the information and disclosures required by Canadian GAAP for annual financial statements.  In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.   The interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements including the notes thereto for the year ended August 31, 2009 which may be found on www.sedar.com.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

Adoption of new accounting standards

a)

Goodwill and intangible assets

The CICA issued a new accounting standard, Section 3064 “Goodwill and Intangible Assets” which will replace the existing Section 3062 “Goodwill and Other Intangible Assets” and Section 3450 “Research and Development Costs”. The new pronouncement establishes standards for the recognition, measurement, presentation, and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. This standard is effective for the Company’s interim and annual financial statements commencing September 1, 2009. The adoption of this standard did not have a material impact on the Company’s financial statements.

Future accounting standards

b)

Business combinations, non-controlling interest and consolidated financial statements

In January 2009, the CICA issued Handbook Sections 1582 “Business Combinations”, 1601 “Consolidated Financial Statements” and 1602 “Non-controlling Interests” which replace CICA Handbook Sections 1581 “Business Combinations” and 1600 “Consolidated Financial Statements”. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under IFRS. Section 1582 is applicable for the Company’s business combinations with acquisition dates on or after January 1, 2011.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

2.

SIGNIFICANT ACCOUNTING POLICIES (continued)

c)

International financial reporting standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of September 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended August 31, 2011. Under IFRS, there is significantly more disclosure required.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies that must be addressed.  The impact of these new standards on the Company’s financial statements is currently being evaluated by management.

d)

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities. EIC 173 will be applicable for the Company’s interim and annual financial statement for its fiscal year beginning September 1, 2010 and management is currently assessing its impact on the Company’s interim and annual financial statements for fiscal 2010.

3.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Management

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, marketable securities, advances receivable, and accounts payable and accrued liabilities.

The fair value of cash and cash equivalents is measured on the balance sheet using level 1 of the fair value hierarchy.  The fair values of receivables, and accounts payable and accrued liabilities approximate their book values because of the short-term nature of these instruments.  Periodic adjustments to the fair values of marketable securities are recorded in other comprehensive income until disposed of, and these marketable securities are measured on the balance sheet using level 1 of the fair value hierarchy.

Financial Instrument Risk Exposure

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes.

Credit Risk

The Company’s only exposure to credit risk is on its bank accounts and cash equivalents. Bank accounts are with high credit quality financial institutions.  Cash equivalents comprise highly liquid short-term investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash.  The Company’s cash is invested in business accounts which are available on demand.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

3.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)

Interest Rate Risk

The only significant market risk exposure to which the Company is exposed is interest rate risk.  The Company’s bank account earns interest income at variable rates.  The fair value of its portfolio is relatively unaffected by changes in short-term interest rates.  The Company’s future interest income is exposed to short-term rates.

Exchange Risk

The Company expects to continue to raise equity predominantly in Canadian dollars. The Company is also conducting business in the USA and Colombia.  As such, it is subject to risk due to fluctuations in the exchange rates between the US and Canadian dollars as well as the Colombian Peso (“COP”) and the Canadian dollar.  The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

The following sensitivity analysis assumes all other variables remain constant and is based on the above net exposures.  A 10% appreciation or depreciation of the United States Dollar against the Canadian Dollar would result in an approximate $8,400 decrease or increase, respectively, in net income and shareholder’s equity.  A 10% appreciation or depreciation of the Colombian Peso (“COP”) against the Canadian Dollar would result in an approximate $36,700 decrease or increase, respectively, in net income and shareholder’s equity.

	$US	COP in ‘000

Cash and cash equivalents	$ 141,519	589,802
Amounts receivable	6,475	44,557
Advances and prepaid expenses	22,469	87,007
Accounts payable and accrued liabilities	(89,753)	(28,901)
Net assets (liabilities)	$ 80,710	692,465

Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  The Company closely monitors commodity prices of precious and base metals, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.  Fluctuations in pricing may be significant.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

4.

MARKETABLE SECURITIES

At May 31, 2010, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value
Publicly traded companies:
Golden Aria Corp.	125,000	$ -	$ 33,914	$ 33,914
White Bear Resources Inc.	400,000	40,000	(8,000)	32,000
		40,000	25,914	65,914
Non-public companies:
NuLegacy Gold Corporation	200,000	-	-	-
Queensgate Resources Corporation	300,000	-	-	-
		$ 40,000	$ 25,914	$ 65,914

At August 31, 2009, the Company has the following marketable securities recognized at fair value:

Available-for-sale Securities	Number of Shares	Cost	Accumulated unrealized holding gains	Fair Value
Publicly traded companies:
Golden Aria Corp.	250,000	$ -	$ 16,425	$ 16,425
Romarco Minerals Inc.	100,000	22,000	83,000	105,000
		22,000	99,425	121,425
Non-public companies:
White Bear Resources Inc.	200,000	20,000	-	20,000
Queensgate Resources Corporation	300,000	-	-	-
		$ 42,000	$ 99,425	$ 141,425

The Company sold the final 100,000 common shares of Romarco Minerals Inc. during the three months ended November 30, 2009.  Prior to selling the shares the Company had recorded a net unrealized gain of $83,000 to other comprehensive income (“OCI”) which was entirely offset on the sale of the investment for a realized gain of $94,844.

On September 25, 2009 Golden Aria Corp. (“Golden Aria”) consolidated its shares so that the Company’s holdings changed from 250,000 shares to 125,000 shares. The Company recorded an unrealized gain of $17,489 on the Golden Aria investment in OCI in the nine month period ended May 31, 2010.

In keeping with the Company’s policy, the Company recorded the fair value of the original 200,000 shares of White Bear Resources Inc. (“White Bear”) when White Bear began trading on the TSX Venture Exchange on November 10, 2009. The Company received an additional 200,000 shares of White Bear during the nine months ended May 31, 2010 and all 400,000 shares were valued at White Bear’s initial public offering price of $0.10 per share.  The Company recorded an unrealized loss of $8,000 on the White Bear investment in OCI in the nine month period ended May 31, 2010.

Queensgate Resources Corporation and NuLegacy Gold Corporation remain private companies and their shares are not listed for trading on a public market.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

5.

EQUIPMENT

	May 31, 2010			August 31, 2009
	Cost	Accumulated amortization	Net Book Value	Net Book value

Computer equipment	$ 151,511	$ (99,827)	$ 51,684	$ 42,645
Furniture and fixtures	18,412	(10,615)	7,797	7,668
Field equipment	216,699	(121,940)	94,759	76,712
	$ 386,622	$ (232,382)	$ 154,240	$ 127,025

6.

MINERAL INTERESTS

	August 31, 2009	Additions	Recoveries	Write off of interest	May 31, 2010
Nevada:
Angel Wings	$ 50,734	$ 56,246	$ (66,246)	$ -	$ 40,734
Big Blue	-	16,380	(16,380)	-	-
BPV	11,325	150	-	-	11,475
CONO	11,325	-	-	-	11,325
Coal Canyon	11,325	-	-	-	11,325
HOG	-	1,650	-	-	1,650
Iron Point	53,555	-	(10,000)	-	43,555
Neon	4,780	-	-	-	4,780
Red Canyon	-	1,244	(1,244)	-	-
Red Hill	30,328	30,680	(42,399)	-	18,609
Redlich	15,500	-	-	-	15,500
TAZ	-	10,683	-	-	10,683
	188,872	117,033	(136,269)	-	169,636

Alaska:
Ester Dome	-	67,705	-	-	67,705

Colombia:
Association Agreement	-	338,249	-	-	338,249
Pavo Real	-	7,901	(7,901)	-	-

Mineral interests	$ 188,872	$ 530,888	$ (144,170)	$ -	$ 575,590

Details on the Company’s mineral interests are found in Note 6 to the audited consolidated financial statements for the year ended August 31, 2009 and only material differences to those agreements are noted below:

a)

Angel Wings Property, Elko County, Nevada

On November 17, 2008 the Company loaned White Bear Resources Inc. (“White Bear”) US$22,500 by way of an unsecured non-interest bearing promissory note.  White Bear issued the Company 100,000 common shares on November 18, 2009 and repaid the principal amount of the loan of US$22,500 on December 1, 2009.  The $10,000 fair value of the shares received was credited to deferred mineral interests by the Company.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

6.

MINERAL INTERESTS (continued)

a)

Angel Wings Property, Elko County, Nevada (continued)

On July 2, 2010 the May 17, 2007 (as amended) exploration agreement with option to joint venture with White Bear terminated for failure to cure notice of an exploration funding default.

The Company will maintain the underlying mining lease and will seek a new funding partner for this project.

b)

Big Blue Property, Lander County, Nevada

During the 2010 fiscal year, the Company staked additional claims at a cost of $16,380.

On May 6, 2010 the Company signed an exploration and option to enter into a joint venture agreement with Ramelius Resources Ltd. (“Ramelius”) whereby Ramelius may earn 70% interest by expending US$4,000,000 over five years. The first year’s commitment of US$250,000 is an obligation. Once Ramelius has spent the first US$4,000,000 they shall have the option and right to earn a vested 70% interest in Big Blue by either funding 100% of exploration costs required to complete a bankable feasibility study within 8 years or by spending an additional US$10,000,000 within 10 years.  Ramelius paid the Company $52,477 (US$50,000) on execution of the agreement as reimbursement for federal claim maintenance fees and filing costs, of which $16,380 recovered the remaining deferred acquisition costs and $36,097 was mineral property income.

c)

HOG Property, Eureka County, Nevada

During the 2010 fiscal year the Company staked several contiguous claims at a cost of $1,650.

d)

Iron Point Property, Humboldt County, Nevada

On November 5, 2009, the second and final tranche of 100,000 common shares of White Bear were received by the Company, in accordance with the terms of the exploration agreement with option to joint venture (the “Agreement”), and the $10,000 fair value of those shares was credited to deferred mineral interests. White Bear then terminated the Agreement.

On April 20, 2010 the Company terminated the June 3, 2005 (as amended) 20-year mining lease.  The Company will maintain the Iron Point claims that it holds directly and will seek a new funding partner.

e)

Red Canyon Property, Eureka County, Nevada

During the 2010 fiscal year the Company staked additional claims within the area of interest of the Red Canyon mining lease and exploration with option to joint venture agreement with Montezuma Mines Inc.

f)

Red Hill Property, Eureka County, Nevada

On October 1, 2009 the Company signed an exploration with option to joint venture agreement with NuLegacy Gold Corporation (“NuLegacy”), whereby NuLegacy may earn a 60% interest by funding US$4,000,000 in qualified expenditures over a five-year period and issuing the Company 200,000 common shares (received). NuLegacy may then elect to either earn an additional 10% interest by completing a bankable feasibility study within four years of election or by funding US$10,000,000 in additional exploration within ten years of election.  NuLegacy paid the Company $11,719 on execution of the agreement as reimbursement for the September 1, 2009 payment of the 2009-2010 federal claim maintenance fees, and paid $30,680 as reimbursement for the 2010 underlying lease payment.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

6.

MINERAL INTERESTS (continued)

g)

Redlich Property, Esmeralda County, Nevada

On June 4, 2010 the Company signed an exploration and option to form a joint venture agreement with SIN Holdings Inc. (“SIN”) whereby SIN may earn a 75% joint venture interest in the Redlich project by funding US$3,000,000 over four years, followed by either completing a bankable feasibility study within the following four years or by annually funding $1,000,000 in exploration and development during the next 10 years.  An optional 10% interest, for a total of 85%, can then be earned if SIN elects to fund all costs associated with placing the project into production. The first year's commitment of $500,000 is an obligation and in addition SIN will issue the Company 200,000 common shares in the capital of SIN.

h)

TAZ Property, Eureka County, Nevada

During the 2010 fiscal year the Company staked claims at a cost of $10,683.

The TAZ claims are subject to a 1% net smelter return (“NSR”) royalty pursuant to a finder’s fee agreement and in addition, the Company subsequently paid the finder $2,000.

i)

Ester Dome Property, Fairbanks Mining District, Alaska

On October 29, 2009 the Company and Range Minerals Inc. (“Range”) entered into a 20-year mining lease for the Ester Dome project with the following payments and share purchase warrant issues:

Mining Lease Due Dates	Cash consideration to be paid to Lessor US$	Two year share purchase warrants to be issued to Lessor
October 29, 2009 (paid)	20,000	100,000 @ Cdn$0.50
October 29, 2010	32,000	100,000 @ Cdn$0.55
October 29, 2011	60,000	100,000 @ Cdn$0.60
October 29, 2012	70,000	-
October 29, 2013	75,000	-
October 29, 2014 $80,000 and each year thereafter	1,280,000	-
Total consideration	1,537,000	300,000

Range retained a sliding scale NSR royalty between 2% and 4% depending on the price of gold. The Company has the option to buy one percentage point of the NSR for US$1,500,000 per percentage point if the price of gold is below US$500 per ounce; increasing to $2,000,000 per percentage point if the price of gold is between US$500 and US$1,000 per ounce, and then increasing to $3,000,000 per percentage point if the price of gold is over US$1,000 per ounce.

In addition to the $21,308 (US$20,000) lease payment, the Company reimbursed Range $19,284 (US$18,100) for claim staking fees and the Company issued 100,000 share purchase warrants to Range, with a fair value of $27,113 (US$25,695).

j)

Association Agreement, Colombia

On December 2, 2009 (modified December 17, 2009), the Company executed an Association Agreement by and among ExpoGold Colombia S.A. (“ExpoGold”), the Company, and the Company’s newly organized subsidiary Miranda Gold Colombia II Ltd. (“MAD II”); and the Colombian branch of MAD II.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

6.

MINERAL INTERESTS (continued)

j)

Association Agreement, Colombia (continued)

Pursuant to the terms of the Association Agreement the Company issued 350,000 common shares of the Company at a fair value of $206,500 to ExpoGold in exchange for the 360-day first right of refusal to acquire any of the 45 concession applications controlled by ExpoGold.  The Company will fund an acquisition and exploration program of approximately US$600,000 in Colombia to evaluate the ExpoGold properties.

The Company has acquired five Colombian concessions at a cost of $131,749.

k)

Pavo Real, Colombia

On June 24, 2010, the Company executed an option agreement (the “Pavo Option”) by and among ExpoGold, the Company, and the Company’s newly organized subsidiary Miranda Gold Colombia III Ltd. (“MAD III”); and the Colombian branch of MAD III to acquire the Pavo Real mining interest.  The terms of the Pavo Option were agreed to in the Association Agreement.

On June 25, 2010 the Company entered into a share purchase agreement (“SPA”) and shareholder agreement (“SA”) with Red Eagle Mining Corporation (“Red Eagle”). The SPA and SA agreements became effective on June 24, 2010.  Pursuant to the SPA, Miranda assigned 70% of the shares of MAD III to Red Eagle. The activities of MAD III will be governed by the SA.  To maintain its 70% shareholding in MAD III, Red Eagle must make an aggregate US$4,000,000 contribution to MAD III within the next four years.  These funds will be used to fund exploration work at the Pavo Real project. Red Eagle must then further fund MAD III at a minimum of US$1,000,000 per year and either complete a bankable feasibility study on the Pavo Real project within eight years or contribute a minimum of US$10,000,000 within 10 years.  If at this time the board of directors of MAD III approves a feasibility study and a mine construction program on the Pavo Real project, then Red Eagle will have the option for a period of 30 days to elect to acquire an additional 10% interest in MAD III by committing to solely fund all costs associated with putting the property into production.  If Red Eagle fails to make any of the capital contributions within the stated time periods, including reimbursement to Miranda for costs related to the Pavo Option and Pavo concession prior to the effective date of the SPA, Red Eagle will forfeit its shares of MAD III to Miranda.

The following cash payments due by MAD III to ExpoGold pursuant to the Pavo Option will be funded by Red Eagle pursuant to the SA:

iii.   On signing the Pavo Option, MAD III paid ExpoGold US$20,000 and on receipt of TSX Venture Exchange approval the Company will issue 100,000 common shares of the Company.  To maintain the Pavo Option, over the next five year anniversary dates, a total of US$380,000 additional cash payments and a further 600,000 common shares of the Company will be issued.  Annual payments of US$100,000 plus the issue of 100,000 common shares will be required to maintain the option until the first milestone is achieved.  While Red Eagle is a shareholder of MAD III, Red Eagle will issue Miranda one common share of Red Eagle for each common share of Miranda that Miranda has issued to ExpoGold on behalf of MAD III; and

iv.   The first milestone is the definition of a NI 43-101 resource greater than or equal to 250,000 ounces of gold equivalent.  MAD III will pay ExpoGold $100,000 if it is less than 500,000 ounces of gold equivalent and $250,000 if it is more.   Additional payments will be owed by MAD III at various milestones as the steps to production progress.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

7.

SHARE CAPITAL

a)

Authorized:  An unlimited number of common shares without par value.

b)

Share issuance

On March 18, 2010 the Company completed a non-brokered private placement of 5,686,492 units at a price of $0.65 per unit, for gross proceeds of $3,696,220.  Each unit consisted of one common share and one non-transferable share purchase warrant.  Each warrant is exercisable to purchase an additional common share at $1.00 per share until March 18, 2012.  The $3,696,220 proceeds of the financing were allocated on a relative fair value basis as $2,914,305 to common shares and $781,915 as to warrants.  An additional 180,950 shares at a value of $117,618 were issued as a finder’s fee pursuant to the private placement.   Cash share issue costs pursuant to this private placement were an additional $82,309.

The assumptions used in the Black-Scholes option pricing model for the relative fair value allocation were:  a risk free interest rate of 1.56%; an expected volatility of 79%; an expected life of 2 years; and an expected dividend of zero.

c)

Stock Options Outstanding

The Company has a shareholder-approved stock option plan that provides for the reservation for issuance of a fixed number of not more than 7,307,052 options to acquire common shares to its directors, officers, employees and consultants.  Options granted vest as to 25% immediately and 25% in each subsequent six month period.

The continuity for stock options is as follows:

Expiry date	Exercise price	Balance, August 31, 2009	Granted	Exercised	Expired / Forfeited	Balance May 31, 2010
February 17, 2010	$ 0.71	973,750	-	-	(973,750)	-
October 18, 2010	$ 1.18	80,000	-	-	-	80,000
May 31, 2011	$ 0.70	50,000	-	-	-	50,000
April 17, 2011	$ 0.70	425,000	-	-	(25,000)	400,000
March 28, 2012	$ 0.70	470,000	-	-	(75,000)	395,000
January 31, 2013	$ 0.70	1,170,000	-	-	-	1,170,000
February 25, 2014	$ 0.35	2,257,000	-	(55,000)	-	2,202,000
		5,425,750	-	(55,000)	(1,073,750)	4,297,000

Weighted average exercise price		$ 0.56	$ -	$ 0.35	$ 0.71	$ 0.53

All but 564,250 of the outstanding options are exercisable at May 31, 2010.  Of the total outstanding and exercisable options, only 1,637,750 were “in the money” at May 31, 2010 (TSX-V trading value $0.50)

d)

Stock Based Compensation

During the nine months ended May 31, 2010, the Company recorded $133,638 in stock based compensation expense during the period, as the stock options granted in 2009 continue to vest (2009 - $352,289).  The remaining fair value of the options granted on February 25, 2009 of $41,194, less forfeitures if any, will be recognized as the options continue to vest through August 25, 2010.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

7.

SHARE CAPITAL (continued)

e)

Share Purchase Warrants

The continuity for share purchase warrants is as follows:

Expiry date	Exercise price	Balance, August 31, 2009	Issued	Exercised	Expired	Balance May 31, 2010
October 4, 2009	$ 1.50	4,713,500	-	-	(4,713,500)	-
January 23, 2010	$ 0.55	15,000	-	(15,000)	-	-
December 9, 2011	$ 0.50	-	100,000	-	-	100,000
March 18, 2012	$ 1.00	-	5,686,492	-	-	5,686,492
		4,728,500	5,786,492	(15,000)	(4,713,500)	5,786,492

Weighted average exercise price		$ 1.50	$ 0.99	$ 0.55	$ 1.50	$ 0.99

On December 9, 2009, pursuant to a mining lease agreement with Range (see Note 6(i)), the Company issued 100,000 share purchase warrants with an exercise price of $0.50, expiring on December 9, 2011 with a fair value of $27,113.  The assumptions used in the Black-Scholes option pricing model for the fair value were:  a risk free interest rate of 1.21%; an expected volatility of 87%; an expected life of two years; and an expected dividend of zero.

8.

MANAGEMENT OF CAPITAL

The Company manages its common shares, stock options and warrants as capital (see Note 7). The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.  The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary, depending on various factors, including successful capital deployment and general industry conditions.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company’s investment policy is to keep its cash treasury on deposit in an interest bearing Canadian chartered bank account.  The cash equivalent component is $10,883,000 and is invested in cashable, term investment certificates all guaranteed by their respective issuers.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations beyond the next twelve months.

Miranda Gold Corp.

Notes to the Consolidated Interim Financial Statements

For the nine months ended May 31, 2010 and May 31, 2009

9.

RELATED PARTY TRANSACTIONS

During the nine months ended May 31, 2010 and 2009 the Company:

a)

paid $6,166 (2009 - $5,239) to directors or companies controlled by common officers or directors for rent, telephone, secretarial, website, internet, regulatory filings, and office services;

b)

paid $72,450 (2009 - $72,450) to a company controlled by a common officer pursuant to a contract for professional services; and

c)

included in wages and benefits are fees paid to independent directors of $18,729 (2009 - $20,504).

A director and officer of the Company holds a 10% interest in the BPV, CONO, Coal Canyon and Red Hill properties described in Note 6.

Ian Slater, a director common to both the Company and Red Eagle, a private B.C. company, abstained from voting at both company’s board of directors meetings that approved the SPA and SA for the Pavo property described in Note 6.

At May 31, 2010 an amount of $26,926 for expenses and director fees owed to officers and directors are included in accounts payable and accrued liabilities (August 31, 2009 - $4,793). These amounts were settled in the ordinary course of business shortly after the period end.

10.

SUBSEQUENT EVENT

On June 30, 2010 the Company issued 100,000 shares to ExpoGold pursuant to the Pavo Option agreement described in Note 6(k)(i).  The Company will be issued 100,000 shares in Red Eagle Mining Corporation in due course.